

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

<u>Via E-mail</u>
Joseph Connolly, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

> **Re:** **Vivus, Inc.**
> **Definitive Additional Materials filed on July 15, 2013**
> **File No. 1-33389**

Dear Mr. Connolly:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Additional Materials</u>

1. Please advise us of the legal basis and authority for adjourning the meeting.

2. It has come to our attention that in the last two weeks Vivus may have awarded golden parachute change of control benefits to some of its executives. If applicable, please advise us as to the amounts paid and to whom they were paid and why you believe that additional disclosure is not required.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions